Newmont Mining Corporation 6363 South Fiddler’s Green Circle, Suite 800 Greenwood Village, CO 80111 T 303.863.7414 F 303.837.5837 www.newmont.com

December 2, 2013

VIA EDGAR AND FEDEX

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, DC 20549-4628

Re:	Newmont Mining Corporation

Form 10-K for Fiscal year Ended December 31, 2012

Filed February 22, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed July 26, 2013

Supplemental Response submitted October 17, 2013

File No. 001-31240

Dear Mr. Reynolds,

Please find below the response of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to the Company dated November 1, 2013 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

All-In Sustaining Costs, page 70

1. We note your response to our prior number 2. To the extent you choose to present copper sales as a by-product credit in your future computation of this non-GAAP measure, please expand your disclosure in future filings to:

•	compute and disclose the non-GAAP measure both gross (before) and net of (after) by-product credits, either through a separate computation or as a subtotal in your current computation (for example: all-in sustaining costs gross of copper sales; less by-product copper sales; all-in sustaining costs net of copper sales);

We have considered the computation and separate disclosures for CAS gross (before) and CAS net of (after) by-product credits. Gold CAS net of (after) by-product credits is disclosed in the non-GAAP Financial Measures Cost applicable to sales per ounce reconciliation of the Company’s Exchange Act filings. CAS gross (before) by-products would introduce an additional non-GAAP measure that significantly deviates from CAS as presented in the Company’s Statement of Consolidated Income. We compute gold CAS in All-in sustaining costs from the CAS presented in the Company’s Statement of Consolidated Income less the amount of CAS attributable to the production of copper at the Company’s Boddington, Australia (“Boddington”) and Batu Hijau, Indonesia (“Batu Hijau”) mines. Furthermore, CAS gross (before) by-products is not utilized within the Company’s industry peer group or a key performance measure to investors.

We confirm that we will enhance the tabular non-GAAP All-in sustaining cost disclosure to include a footnote to textually include the amount of by-product credits included in CAS. The footnote example is provided on page 3.

•	compute and present your “per ounce” all-in sustaining cost amounts both gross and net of by-product credits;

CAS net of (after) by-product credits on a per ounce basis is disclosed in the non-GAAP Financial Measures Cost applicable to sales per ounce reconciliation of the Company’s Exchange Act Filings. Based on the foregoing rationale presented regarding CAS gross (before) by-product credits in the note above, we believe the Company’s current disclosure is appropriate and reasonable and do not currently propose to adjust the Company’s current non-GAAP disclosures in future Exchange Act filings.

•	revise the titles of your non-GAAP measures throughout your filings to clarify that the measures are net of by-product credits (e.g. “all-in sustaining costs, net of by-product credits” or “all-in sustaining costs, net of copper sales”);

We confirm that in future Exchange Act filings we will enhance the Company’s non-GAAP description and tabular disclosure to clarify CAS is net of by-product credits.

Cost Applicable to Sales—Includes all direct and indirect costs related to current gold production incurred to execute the current mine plan. Costs Applicable to Sales (“CAS”) includes by-product credits from certain metals obtained during the process to extract and process the primary ore-body. CAS ~~It~~ is accounted for on an accrual basis and excludes Amortization and Reclamation and remediation, which is consistent with our presentation of ~~Costs Applicable to Sales (“~~CAS~~”)~~ on the Statement of Consolidated Income. In determining All-in sustaining costs, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in the Company’s Statement of Consolidated Income less the amount of CAS attributable to the production of copper at our Boddington and Batu Hijau mines. The copper CAS at those mine sites is disclosed in Note 3 – Segments that accompany the Consolidated Financial Statements.

The allocation of CAS between gold and copper at the Boddington and Batu Hijau mines is based upon the relative percentage of copper and gold sold during the period.

For the Period Ended	Costs Applicable to Sales(1)(2)(3)	Remediation Costs~~(3)~~(4)	Advanced Projects and Exploration	General and Administrative	Other Expense, Net~~(4)~~(5)	Sustaining Capital~~(5)~~(6))	All-In Sustaining Costs	Ounces Sold (000)~~(6)~~(7)	All-In Sustaining Costs per ounce
Nevada	$—	$—	$—	$—	$—	$—	$—	—	$—
La Herradura
Other North America

North America

Yanacocha
Conga
Other South America

South America

Attributable to Newmont

Boddington
Other Australia/New Zealand

Australia/New Zealand

Batu Hijau

Indonesia

Attributable to Newmont

Ahafo
Akyem
Other Africa

Africa

Corporate and Other

Consolidated	$—	$—	$—	$—	$—	$—	$—	—	$—

Attributable to Newmont(6)							$—	—	$—

(1)	Excludes Amortization and Reclamation and remediation.
(2)	Includes stockpile and leachpad write-downs of $- at Nevada, $- at Yanacocha, $- at Boddington, and $- at Batu Hijau.
(3)	Includes by-product credits of $ .
(4)	Remediation costs include operating accretion and amortization of asset retirement costs.
(5)	Other expense, net is adjusted for restructuring of $-.
(6)	Excludes capital expenditures for the following development projects: Phoenix Copper Leach, Turf Vent Shaft, Yanacocha Bio Leach, Conga, Merian, Ahafo Mill Expansion, and Akyem for 2013.
(7)	Excludes our attributable production from La Zanja and Duketon.

•	disclose why you believe presenting a cost measure net of by-product revenue is useful; and,

Newmont is a primary gold producer, principally engaged in processing and extracting gold from the ore mined; however through this process certain metals are extracted that are not material to the Company or the operating segments. These metals extracted at primary gold producing sites are peripheral to the Company and classified as by-product credits, a reduction to CAS, not Sales revenue. We monitor the materiality of these amounts and externally disclose the amount of by-product credits reported in CAS in the non-GAAP financial measures Cost applicable to sales per ounce reconciliation of the Company’s Exchange Act filings. As the facts and circumstances change, including but not limited to materiality, we will adjust the co-product and by-product disclosures accordingly.

•	explain why you consider copper to be a by-product despite its significance to the mines where it is produced.

We have updated the Company’s non-GAAP all-in sustaining costs measure to exclude mines where significant co-products are produced and sold. These mines are Boddington and Batu Hijau where significant and dedicated copper processing and extracting activities exist. The updated disclosure was filed in the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2013 All-In Sustaining Costs, page 72.

If you intend to include copper sales as a by-product credit in the computation of your non-GAAP measure in future filings, please provide us with a sample of your proposed future disclosure in your response to this comment.

Further to our call to the Staff on November 14, 2013, the Company is presenting CAS net of after by-product credits in light of our materiality assessment. We monitor and assess the materiality on an ongoing basis, and as the fact and circumstances change we will adjust our by-product disclosures when they are assessed as material.

The following table provides quantitative information related to the amount of by-product credits netted against CAS, as well as a comparison of by-product credits compared to the Company’s gross Sales revenue and gross CAS for the periods presented below. The by-product credits recorded in CAS do not have an impact Company’s operating margin, net income, cash flow from operations, ore ounces produced or sold, which we believe are key performance measures to the Company’s investors.

	Nine months ended
	September		Year ended December
(in millions)	2013	2012	2012	2011	2010
By-product credit	$155	$165	$242	$319	$272
Sales	$6,153	$7,392	$9,868	$10,677	$9,812
Cost applicable to sales(1)	$3,888	$3,272	$4,480	$4,209	$3,756
By-product as a percentage of Sales	3%	2%	2%	3%	3%
by-product as a percentage of CAS	4%	5%	5%	8%	7%

(1)	Adjusted to add back by-product credits

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Laurie Brlas
Laurie Brlas
Executive Vice President, Chief Financial Officer

cc:	James Giugliano, Division of Corporate Finance

Brian Bhandari, Division of Corporate Finance

Jim Lopez, Division of Corporate Finance

Adam Turk, Division of Corporate Finance

Stephen Gottesfeld, Newmont Mining Corporation, Executive Vice President, General Counsel and Corporate Secretary

Chris Howson, Newmont Mining Corporation, Vice President and Controller

Logan Hennessey, Newmont Mining Corporation, Associate General Counsel and Assistant Corporate Secretary

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